UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant’s name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibits

Exhibit 1	Press release dated November 23, 2007, announcing that the issuer's 2007 Annual General Meeting is scheduled to be held on December 27, 2007.

Exhibit 2	Notice and Proxy Statement dated November 21, 2007 relating to the issuer's 2007 Annual General Meeting.

Exhibit 3	Press release dated November 21, 2007, announcing the listing of the issuer's ordinary shares for trade on the Tel Aviv Stock Exchange.

Exhibit 4	Certain information with respect to four new executive officers of the issuer. In addition, Mr. Gil Pry-Dvash was appointed as General Manager of the issuer and was replaced by Mr. Yuval Hamudot as the issuer's Chief Technology Officer.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2007	IncrediMail Ltd. By: /s/ Yaron Adler —————————————— Yaron Adler Chief Executive Officer